UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about collective action judgement in the Netherlands
—

Rio de Janeiro, October 30th 2024 - Petróleo Brasileiro S.A. - Petrobras, further to the Announcements to the Market of January 29th 2020, May 27th 2021 and July 26th 2023, hereby informs that the District Court of Rotterdam ("Court") today handed down a favorable judgment on its main arguments in the collective action filed by the Stichting Petrobras Compensation Foundation ("Foundation") against the Company, Petrobras Global Finance B.V. (“PGF”) and several defendants.

In the collective action, the Foundation claims that it represents the interests of investors not included in the US class action settlement announced by Petrobras in 2018 and is seeking a declaration that Petrobras acted illegally towards these investors.

In its judgement, the Court broadly accepted Petrobras' arguments regarding the claims in the interest of Company’s shareholders and considered that:

  Under Brazilian law, all the damages alleged by the Foundation qualify as indirect and cannot be compensated.

  Under Argentinian law, shareholders cannot, in principle, claim compensation from the company for the damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, make such a claim.

The Court therefore rejected the Foundation's claims under Brazilian and Argentinian law, resulting in the rejection of all claims made in favour of shareholders.

With regard to certain bondholders, the Court found that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally with regard to Dutch law.

In addition, the Court confirmed the following points of the decision announced to the market on July 26th 2023:

  Rejection of the allegations against Petrobras International Braspetro B.V. (PIBBV), Prime Oil & Gas BV (POG BV) and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo.
  Prescription of claims made under Spanish law.

Even with regard to bondholders, the Foundation will not be able to claim compensation for damages within the scope of the collective action. Any compensation can only be claimed in new lawsuits to be filed by or on behalf of such investors, who would need to prove all the elements necessary for Petrobras and PGF to be held liable. Should this happen, Petrobras will defend itself vigorously.

The decision is subject to appeal.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

According to note 14.4.1 of the 2Q24 Financial Statements, Petrobras has no information to project a reliable estimate of the potential loss resulting from this lawsuit, which will depend on any subsequent legal actions. The company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries, nor to quantify the supposedly indemnifiable damages. Therefore, it is not possible to predict at this time whether the company will be responsible for the actual payment of compensation in any future individual actions, as this analysis will depend on the outcome of complex procedures. Furthermore, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

Petrobras continues to deny the Foundation's allegations, for which it has been considered a victim by all Brazilian authorities, including the Supreme Court.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer